EXHIBIT 11

FULLY DILUTED EARNINGS PER COMMON SHARE AND FULLY DILUTED AVERAGE COMMON SHARES OUTSTANDING

         For fully diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends. This adjusted net income is divided by the weighted average number of common shares outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effect of convertible preferred stock is excluded from the computation of fully diluted earnings per share in periods in which the effect would be antidilutive.
         Fully diluted earnings per common share was determined as follows (shares in thousands, dollars in millions except per-share information):


NationsBank Corporation
Exhibit 11
September 30, 1996


                                                                  Three Months                    Nine Months
                                                                   Ended                           Ended
                                                                  September 30                    September 30
                                                        ------------------------------  ------------------------------
                                                             1996            1995            1996            1995
                                                        --------------  --------------  --------------  --------------

Average common shares outstanding                             292,633         270,306         297,772         272,790


Dilutive effect of
           Convertible preferred stock                          1,998           2,310           1,998           2,310
           Stock options                                        3,436           2,378           3,307           2,405
                                                        --------------  --------------  --------------  --------------

Total fully dilutive shares                                   298,067         274,994         303,077         277,505
                                                        ==============  ==============  ==============  ==============


Income available to common shareholders                          $622            $528          $1,732          $1,434
Preferred dividends paid on dilutive convertible
            preferred stock                                         1               2               5               6
                                                        ------------------------------  --------------  --------------
Total net income available for common shareholders
            adjusted for full dilution                           $623            $530          $1,737          $1,440
                                                        ==============  ==============  ==============  ==============

Fully diluted earnings per share                                $2.09           $1.93           $5.73           $5.19
                                                        --------------  --------------  --------------  --------------




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